

December 15, 2005

Mail Stop 3561

Mr. Richard Surber
President and Director
Nexia Holdings, Inc.
59 West 100 South
Salt Lake City, UT 84101

> **Re:** **Nexia Holdings, Inc.**
> **4.01 Form 8-K dated December 1, 2005**
> **Filed December 5, 2005**
> **File No. 33-22128-D**

Dear Mr. Surber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone number listed at the end of this letter.

December 1, 2005 Form 8-K
Item 4.01, Changes in Registrant's Certifying Accountant

1.   Please expand the fourth paragraph to disclose why the former accountant did not complete its review of the company's financial statements for the period ended September 30, 2005, and explain what corrections the former accountants requested be made to the consolidation and accounting for the acquisition of Salt Lake Development and why such corrections were not made.

2.   In this regard, please tell us why the issues underlying the consolidation and acquisition have been referred to a third party accountant for review and when corrected financial statements will be or were filed.

3.   It appears the Item 4.01 includes discussion of reportable events including that the former accountants did not perform a review of the quarterly financial statements, and that information came to the former accountant's attention that, if further investigated, might have materially impacted the fairness or reliability of a previously issued audit report or the financial statements issued or to be issued covering a subsequent fiscal period(s), and the issue was not resolved to the former accountant's satisfaction prior to its resignation. See Item 304(a)(1)(iv)(B)(3) of Regulation S-B. Please provide the disclosures specified in Item 304(a)(1)(iv)(C), (D) and (E) of Regulation S-B and also those disclosures specified in Item 304(b) of Regulation S-B.

4.   Please obtain and file and updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

September 30, 2005 Form 10-QSB

5.   An amendment to the Form 10-QSB should be filed immediately to disclose that the original filing was not reviewed, as required by Item 310(b) of Regulation S-B. Please clarify whether the Form 10-QSB/A filed December 15, 2005 was reviewed by the newly engaged accountant.

6.   The disclosure under Item 3 of the September 30, 2005 Form 10-QSB, as amended, regarding Disclosure Controls and Procedures, indicates that the Certifying Officer concluded that the disclosure controls and procedures were effective. Given the reportable events disclosed in the December 1, 2005 Form 8-K, please tell us how such disclosure controls and procedures were determined to be effective, or revise as appropriate.

General

7.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call the undersigned at (202) 551-3237.

                                        Sincerely,

                                        Maureen Bauer
                                        Staff Accountant